Exhibit 99.1

Reed Elsevier 2011 Interim Results  1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

28 July 2011

REED ELSEVIER 2011 INTERIM RESULTS

First half underlying growth in all businesses

•       Underlying revenue growth +1%, or +3% excluding biennial exhibition cycling

•       Improving performance from large subscription and data businesses

•       Cyclical businesses recovering

•       Adjusted operating margin +1.3% pts at 26.6%

•       Return to growth in adjusted earnings per share: +5%

Full year outlook reaffirmed

REED ELSEVIER

	£ Six months ended 30 June			€ Six months ended 30 June
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	2,904	2,992	-3%	3,340	3,441	-3%	-1%	+1%
Adjusted operating profit	774	758	+2%	890	872	+2%	+3%	+2%
Adjusted operating margin	26.6%	25.3%		26.6%	25.3%
Adjusted profit before tax	662	624	+6%	761	718	+6%	+6%
Adjusted operating cash flow	692	743	-7%	796	854	-7%	-8%
Adjusted net profit	506	482	+5%	582	554	+5%	+5%
Reported net profit	377	316	+19%	434	363	+19%	+17%

Net borrowings	3,404	3,848		3,779	4,694

PARENT COMPANIES

	Reed Elsevier PLC					Reed Elsevier NV
	Six months ended 30 June					Six months ended 30 June
	2011 pence		2010 pence		Change %	2011 €	2010 €	Change %	Change at constant currencies
Adjusted earnings per share	22.3	p	21.3	p	+5%	€0.40	€0.38	+5%	+5%
Reported earnings per share	15.8	p	13.2	p	+20%	€0.30	€0.25	+20%
Ordinary dividend per share	5.65	p	5.4	p	+5%	€0.110	€0.109	+1%

Adjusted figures are supplemental performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 25 and note 2 to the respective parent company financial information on pages 31 and 36.

Commenting on the results, Anthony Habgood, Chairman of Reed Elsevier, said:

“The first half has seen underlying revenue growth in each of our businesses (excluding the net cycling out of biennial exhibitions), good growth in operating margin, and a welcome return to growth in adjusted earnings per share (+5%) and in dividends. Reported earnings per share were strongly ahead (+20%) and no restructuring charges were taken as exceptional during the period. The sharp focus on value creation and operational execution should sustain a continued improvement in performance.”

Reed Elsevier 2011 Interim Results     2

Reed Elsevier’s Chief Executive Officer, Erik Engstrom, commented:

“The first half has seen the growth trajectory improve with our large subscription and data revenues strengthening and most of our cyclical businesses recovering.

Good growth in global scientific and medical research activity has supported spend on research information and tools. The risk business with its pipeline of new product innovation is expanding its data and analytics across insurance carriers’ workflow. In our legal businesses new sales continue to grow and our product and content enhancements are resonating well with customers. Our exhibitions are demonstrating the value of their offering with strong growth in the annual shows and a further acceleration of the new launch programme. Reed Business Information has returned to underlying revenue growth and delivered its highest margin in recent history, as it continued to focus the portfolio on high growth data services and online marketing, and increased the efficiency in its operations.

With positive momentum across our businesses, we continue to expect a gradual improvement in performance.”

•	Elsevier (44% of adjusted operating profit)

•	Revenue growth +2% (+2% underlying), adjusted operating profit +5% (+4% underlying), at constant currency

•	Growing research activity supporting science and medical research related spend

•	Health Sciences: good growth in electronic solutions offset by continuing weakness in European pharma promotion, print books and US career school enrolments

•	Budget environment mixed; varies considerably by geography and customer

•	LexisNexis Risk Solutions (23% of adjusted operating profit)

•	Revenue growth +3% (+4% underlying), adjusted operating profit +5% (+6% underlying), at constant currency

•	Strong growth in insurance data and analytics (+7%) supported by new product pipeline

•	Growth across all of business services, government and screening solutions; varies by market

•	Insurance software licence business -25% (£7m/€8m); carriers postponing enterprise systems purchases

•	LexisNexis Legal & Professional (12% of adjusted operating profit)

•	Revenue growth -1% (+1% underlying), adjusted operating profit -4% (-2% underlying), at constant currency

•	Return to underlying revenue growth; adjusted operating margin flat

•	Legal markets stabilised but recovery in activity levels muted; new sales growing, content and product enhancements resonating

•	Strong growth outside US in online services largely offset by print declines

•	Reed Exhibitions (15% of adjusted operating profit)

•	Revenue growth -3% (-4% underlying), adjusted operating profit -7% (-8% underlying), at constant currency

•	Underlying revenues +10% excluding impact of biennial show cycling

•	Strong growth in annual events across all geographies

•	Expanded launch programme with over 40 new launches expected for the full year

Reed Elsevier 2011 Interim Results     3

•	Reed Business Information (7% of adjusted operating profit)

•	Revenue -8% (+2% underlying), adjusted operating profit +32% (+12% underlying), at constant currency

•	Return to underlying revenue growth; adjusted operating margin up 4.7% pts to 15.4%

•	Strong growth in data services and online marketing solutions

•	Leading brands returned to growth in the first half; continuing difficult print advertising markets in other business magazines

•	Strong financial position with good cash generation

•	Conversion of adjusted operating profit into cash at 89%

•	Free cash flow of £440m (after restructuring spend) before dividends

•	Net debt at 30 June 2011 £3.4bn ($5.5bn; €3.8bn)

•	Net debt/LTM ebitda: 1.9x (2.4x pensions and lease adjusted)

Parent company earnings per share and dividends

•	Adjusted earnings per share +5% to 22.3p for Reed Elsevier PLC and +5% to €0.40 for Reed Elsevier NV; +5% at constant currencies.

•	Reported earnings per share +20% to 15.8p for Reed Elsevier PLC and +20% to €0.30 for Reed Elsevier NV; no exceptional restructuring charges and lower acquisition related integration costs.

•

Reed Elsevier PLC interim dividend up +5% at 5.65p; equalised Reed Elsevier NV dividend +1% to €0.110. (Difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement date.)

Outlook

With positive momentum across our businesses and our focus on creating value, we continue to expect a gradual improvement in performance.

•	Elsevier: Strong demand for research information and electronic tools continues. The budget environment, however, remains mixed. Overall, modest revenue growth is expected for the year.

•

LexisNexis Risk Solutions: The business is positioned well for the future with good growth in data and analytics and new product initiatives continuing across all the businesses. The software licence business is not expected to improve in the second half.

•

LexisNexis Legal & Professional: Growth in legal market activity levels remains muted. New sales, however, are growing well. Revenue recovery is expected to continue to be gradual, with adjusted operating margin broadly flat in 2011.

•	Reed Exhibitions: Continued good growth in annual shows and significant launch activity is expected; however 2011 sees the net cycling out of biennial shows.

•	Reed Business Information: Data services and online marketing solutions are continuing to grow well. Leading brands are expected to remain stable but many print advertising markets are still weak.

Reed Elsevier 2011 Interim Results     4

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44(0)20 7166 5630	+44(0)20 7166 5646

FORWARD LOOKING STATEMENTS

This Interim Results statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the availability of third party content and data; terrorism, acts of war and pandemics; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

Reed Elsevier 2011 Interim Results     5

Operating and financial review

OPERATING REVIEW

	£			€			%	%
	Six months ended 30 June			Six months ended 30 June
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Elsevier	961	955	+1%	1,105	1,098	+1%	+2%	+2%
LexisNexis Risk Solutions	452	464	-3%	520	534	-3%	+3%	+4%
LexisNexis Legal & Professional	779	816	-5%	896	938	-5%	-1%	+1%
Reed Exhibitions	368	383	-4%	423	441	-4%	-3%	-4%
Reed Business Information	344	374	-8%	396	430	-8%	-8%	+2%

Total	2,904	2,992	-3%	3,340	3,441	-3%	-1%	+1%

Adjusted operating profit
Elsevier	343	319	+8%	394	367	+8%	+5%	+4%
LexisNexis Risk Solutions	178	180	-1%	205	207	-1%	+5%	+6%
LexisNexis Legal & Professional	94	100	-6%	108	115	-6%	-4%	-2%
Reed Exhibitions	113	123	-8%	130	142	-8%	-7%	-8%
Reed Business Information	53	40	+33%	61	46	+33%	+32%	+12%
Unallocated items	(7)	(4)		(8)	(5)

Total	774	758	+2%	890	872	+2%	+3%	+2%

Adjusted figures are supplemental measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 25. The reported operating profit figures are set out in note 2 on page 22.

Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made both in the year and prior year. Constant currency growth rates are based on 2010 full year average and hedge exchange rates.

Elsevier

	£				€				%	%
	Six months ended 30 June				Six months ended 30 June
	2011 £m	2010 £m	Change %		2011 €m	2010 €m	Change %		Change at constant currencies	Underlying growth rates
Revenue
Science & Technology	529	503	+5%		608	578	+5%		+4%	+4%
Health Sciences	432	452	-4%		497	520	-4%		-1%	0%

	961	955	+1%		1,105	1,098	+1%		+2%	+2%

Adjusted operating profit	343	319	+8%		394	367	+8%		+5%	+4%
Adjusted operating margin	35.6%	33.4%	+2.2	pts	35.6%	33.4%	+2.2	pts

Good growth in global scientific and medical research activity has supported spend on research information and tools. Weakness has continued in European pharma promotion and health print book sales.

Revenues and adjusted operating profits increased by 2% and 5% respectively at constant currencies, or 2% and 4% before minor acquisitions and disposals.

Science & Technology saw underlying revenue growth of 4%. Global research activity has continued to grow in line with long term trends. The scientific research landscape is also being shaped by the increasing inter-disciplinary nature of research and growing cross-border collaboration between institutions. The funding environment continues to be mixed with significant customer and geographic variations. Within this context, Elsevier has focused on helping academic customers achieve better research outcomes through insightful information and productivity tools. The number of customers taking broad content collections continued to increase. Strong

Reed Elsevier 2011 Interim Results     6

Operating and financial review

growth was seen in sales of electronic solutions including Scopus and our more recently introduced performance and planning tools in the SciVal suite, which help institutions to manage their research spend.

Health Sciences underlying revenues were flat. Medical research revenue growth strengthened as the trends mirrored those in Science & Technology research. Demand remains strong for integrated online solutions and other electronic products in clinical reference, clinical decision support, and nursing and health professional education, reflecting the focus on improved healthcare outcomes and increased efficiency as well as format migration. Print books declined however, reflecting constrained customer budgets, format shift and lower enrolments in US career schools ahead of the introduction of ‘gainful employment’ legislation affecting student funding. Clarity on this legislation following government announcements in May is expected to enable career schools to plan more confidently and the education market to gradually recover. Pharma promotion and other advertising markets stabilised in the US, but there was continued weakness in European markets.

Underlying cost growth was 1% reflecting savings in direct costs and tight cost control offsetting business growth and spending on new product and market initiatives. The adjusted operating margin improved by 2.2 percentage points reflecting a 0.8 percentage point underlying improvement, a 0.3 percentage point benefit from minor disposals and a 1.1 percentage points net benefit of the multi-year subscription currency hedging programme and other currency translation effects. The reported operating margin, after amortisation of acquired intangible assets, was 31.8%, up 2.4 percentage points.

Strong demand for research information and electronic tools is expected to continue. The budget environment, however, remains mixed. Overall, modest revenue growth is expected for the year.

LexisNexis Risk Solutions

	£ Six months ended 30 June				€ Six months ended 30 June				%	%
	2011 £m	2010 £m	Change %		2011 €m	2010 €m	Change %		Change at constant currencies	Underlying growth rates
Revenue	452	464	-3%		520	534	-3%		+3%	+4%

Adjusted operating profit	178	180	-1%		205	207	-1%		+5%	+6%
Adjusted operating margin	39.4%	38.8%	+0.6	pts	39.4%	38.8%	+0.6	pts

Insurance data and analytics grew strongly supported by an active new product pipeline. Screening solutions and business services grew well, while government solutions saw modest growth reflecting US federal budget constraints. Sales of insurance software licences declined.

LexisNexis Risk Solutions and LexisNexis Legal & Professional, previously combined as one LexisNexis business, have operated as two distinct businesses from 1 January 2011. Comparative figures and growth rates are presented on a pro forma basis.

Revenues and adjusted operating profits were up 3% and 5% respectively at constant currencies, or up 4% and 6% before minor disposals.

Insurance data and analytics grew 7% as US carriers continued to look to improve underwriting economics and process efficiency. In addition to the intensive use of data and analytics at the point of underwriting, growth was supported by the increasing penetration of new products across other areas of the insurance carrier workflow from marketing to claims. The insurance software licence business declined 25% (£7m/€8m) as carriers postponed purchasing decisions for enterprise systems.

Reed Elsevier 2011 Interim Results     7

Operating and financial review

Screening services grew 6% with improved sales effectiveness and increasing penetration of the mid-sized company market in a more subdued hiring environment. Business and other data services saw growth of 5% with a continued recovery in the financial services and corporate markets and new product introduction. Government solutions growth of 2% was constrained by US federal budget pressures, although there is increasing interest in products that identify fraud, waste and abuse in state and local welfare programs.

In June, LexisNexis Risk Solutions announced an initiative to open source elements of its industry leading HPCC ‘big data’ technology. Making the HPCC platform open source will expand the usage applications for the technology, enabling LexisNexis to leverage innovation within the open source community to accelerate the development and capabilities of the platform.

Underlying cost growth was 2% reflecting the business growth and continued investment in new product initiatives offset by further cost savings particularly in technology integration. The adjusted operating profit margin grew 0.6 percentage points to 39.4%. The reported operating margin, after amortisation of acquired intangible assets and acquisition integration costs, was 21.5%, up 3.2 percentage points.

The business is positioned well for the future with good growth in data and analytics and new product initiatives across all the businesses. The software licence business is not expected to improve in the second half.

LexisNexis Legal & Professional

	£ Six months ended 30 June				€ Six months ended 30 June				%	%
	2011 £m	2010 £m	Change %		2011 €m	2010 €m	Change %		Change at constant currencies	Underlying growth rates
Revenue	779	816	-5%		896	938	-5%		-1%	+1%

Adjusted operating profit	94	100	-6%		108	115	-6%		-4%	-2%
Adjusted operating margin	12.1%	12.2%	-0.1	pts	12.1%	12.2%	-0.1	pts

LexisNexis Legal & Professional returned to underlying revenue growth in the first half. Legal markets have stabilised but recovery in activity levels is muted. In the US, new sales grew and content and product enhancements resonated well with customers. Outside the US, strong growth in online services was largely offset by continued declines in print product. Adjusted operating margin was flat reflecting the focus on operational efficiency.

LexisNexis Risk Solutions and LexisNexis Legal & Professional, previously combined as one LexisNexis business, have operated as two distinct businesses from 1 January 2011. Comparative figures and growth rates are presented on a pro forma basis.

Revenues and adjusted operating profits were lower by 1% and 4% respectively at constant currencies, or up 1% and 2% lower respectively before acquisitions and disposals.

In the US, sales to law firms were up 1%. The legal market remained stable with both employment and activity levels muted. Nevertheless, new sales were higher, reflecting increased sales penetration, product enhancements and additional jurisdictional content. Litigation solutions also grew well and good growth was seen in work for the US Patent Office. Sales to corporate, government and academic markets were flat, with moderated declines in corporate news & business (-7%). Good progress continued in the development of the next generation of legal products and operational infrastructure. Lexis Advance for Associates, a segment-specific tool and content set targeted at research intensive lawyers, currently in development, was previewed with many customers. The

Reed Elsevier 2011 Interim Results     8

Operating and financial review

combination of the improved user interface on lexis.com, other enhancements including Lexis for Microsoft Office, and the prospect of further Lexis Advance releases are all resonating well with customers. Searches on lexis.com showed good growth in the first half.

Outside the US, sales were up 2%. Online revenues were up 8% with strong demand for technology enabled content and new workflow tools across all geographies. This was largely offset by print product declines driven by format migration and continuing cost focus by law firms. The first half saw some favourable publication phasing.

Underlying cost growth was 1% with increased spending on new product initiatives and sales & marketing mitigated by continuing cost actions. The adjusted operating profit margin was 0.1 percentage points lower at 12.1%. The seasonality of the business, with the typically more significant publishing schedule in the second half of the year, gives a lower margin in the first half of the year than in the second half. The reported operating margin, after amortisation of acquired intangibles and acquisition integration costs, was down 0.5 percentage points at 6.9%.

Growth in legal market activity levels remains muted. New sales, however, are growing well. Revenue recovery is expected to continue to be gradual, with adjusted operating margin broadly flat in 2011.

Reed Exhibitions

	£ Six months ended 30 June				€ Six months ended 30 June				%	%
	2011 £m	2010 £m	Change %		2011 € m	2010 €m	Change %		Change at constant currencies	Underlying growth rates
Revenue	368	383	-4%		423	441	-4%		-3%	-4%

Adjusted operating profit	113	123	-8%		130	142	-8%		-7%	-8%
Adjusted operating margin	30.7%	32.1%	-1.4	pts	30.7%	32.1%	-1.4	pts

Strong growth was seen in annual events in developed markets and particularly in emerging markets. Reported growth is impacted by the net cycling out of biennial shows. New show launch programme accelerated.

Revenues and adjusted operating profits were 3% and 7% lower respectively at constant currencies, or 4% and 8% before small acquisitions and disposals.

Underlying revenues, excluding the effects of biennial show cycling, increased by 10% with strong performance at annual shows across the portfolio and significant new launch activity. In the largest market, Europe, underlying revenues excluding cycling were up 7% with Mipim and MipTV in France performing well. The US saw strong growth, with underlying revenues excluding cycling up 14%, with JCK, National Hardware and ISC West particularly successful. Japan saw good growth in the first half with strong performance from the renewable energy and spring IT events. The Japanese business received many plaudits in government and business circles for not cancelling any shows despite the effects of the March earthquake. The shows in China, Brazil, Russia and the Middle East delivered very strong growth. Particular successes were World Future Energy Summit in the Middle East, the Brasilplast plastics show and FEIMAFE machine tools and quality control show in Brazil, and the Sino Corrugated Shanghai packaging show in China. Satisfaction levels amongst exhibitors and visitors were high across the portfolio.

Reed Exhibitions plan to launch more than 40 new events in 2011 with 18 held in the first half. 25 of the 35 shows launched in 2010 are expected to be held again, representing a high level of successful execution of new events.

Underlying costs were down 2% reflecting the lower revenue from biennials cycling out partly offset by the significantly increased launch programme, as well as higher spend on building out our technology capabilities. The

Reed Elsevier 2011 Interim Results     9

Operating and financial review

adjusted operating margin was 1.4 percentage points lower than first half 2010 at 30.7%. The adjusted operating margin in the first half is higher than for the year as a whole due to the seasonality of revenue. The reported operating margin, after amortisation of acquired intangibles and acquisition integration costs, was down 2.1 percentage points to 25.8%.

Continued good growth in annual shows and significant new launch activity is expected; however, 2011 sees the net cycling out of biennial shows.

Reed Business Information

	£ Six months ended 30 June				€ Six months ended 30 June				%	%
	2011 £m	2010 £m	Change %		2011 €m	2010 €m	Change %		Change at constant currencies	Underlying growth rates
Revenue	344	374	-8%		396	430	-8%		-8%	+2%

Adjusted operating profit	53	40	+33%		61	46	+33%		+32%	+12%
Adjusted operating margin	15.4%	10.7%	+4.7	pts	15.4%	10.7%	+4.7	pts

Reed Business Information returned to underlying revenue growth in the first half as the business focused on data services and online marketing solutions. Declines in print advertising moderated. The significant increase in adjusted operating margin reflected portfolio reshaping and increased efficiency.

Revenues were down 8% and adjusted operating profits up 32% at constant currencies. Before acquisitions and disposals, underlying revenues and adjusted operating profits were up 2% and 12% respectively, reflecting the impact of the actions taken to focus on higher growth areas and reshape the cost base.

The major data services business grew 10% underlying with strong growth in ICIS, Bankers Almanac and XpertHR, tempered by continued weakness in the US construction markets served by RCD. The ICIS business was expanded with the increase in January of its interest in CBI China, the market leading petrochemical and energy information service in China of which RBI now has majority ownership. In June, the acquisition of Ascend Worldwide, one of the principal providers of data, analytics and services to the global aviation industry, was completed. Ascend will be integrated with RBI’s aerospace information and data services business, Flightglobal.

The major online marketing solutions businesses were up 7% driven by strong growth in Totaljobs online recruitment services and the Hotfrog web search business. The leading brands portfolio returned to overall growth of 2% in a more stable environment, while other business magazines and communities saw moderating print advertising declines in many markets which more than offset online growth. Further disposals were made in the first half including the UK road transport and computing print magazines and the QSS subscription fulfilment business.

Underlying costs were flat reflecting the cost actions taken to streamline the business while the business returned to growth. Total costs declined 13% at constant rates reflecting the divestment of low-returning assets last year and in the first half. Accordingly, the adjusted operating margin increased by 4.7 percentage points to 15.4%, the highest level achieved in recent years. The reported operating margin, after amortisation of acquired intangibles, was up 6.2 percentage points to 9.9%.

Data services and online marketing solutions are continuing to grow well. Leading brands are expected to remain stable but many print advertising markets are still weak.

Reed Elsevier 2011 Interim Results     10

Operating and financial review

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Reported figures

	£ Six months ended 30 June			€ Six months ended 30 June			%	%
	2011 £m	2010 £m	Change %	2011 €m	2010 €m	Change %	Change at constant currencies	Underlying growth rates
Reported figures
Revenue	2,904	2,992	-3%	3,340	3,441	-3%	-1%	+1%
Operating profit	579	543	+7%	666	624	+7%	+6%
Profit before tax	476	412	+16%	547	474	+16%	+14%
Net profit	377	316	+19%	434	363	+19%	+17%
Net borrowings	3,404	3,848		3,779	4,694

(The reported figures include amortisation of acquired intangible assets, acquisition related costs, disposals and other non operating items, related tax effects, movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and, in respect of 2010, exceptional restructuring costs. There were no exceptional restructuring charges in 2011. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below.)

Revenue was £2,904m/€3,340m (2010: £2,992m/€3,441m), down 3% expressed in both sterling and euros. At constant exchange rates, revenue was down 1% compared with the prior first half. Underlying revenues, ie before acquisitions and disposals, were up 1%, or up 3% excluding the net cycling out of biennial exhibitions. This compares with underlying revenues up 1% in the prior first half, or down 1% excluding the biennial exhibition effects. The underlying revenue performance reflects the improved market environment, new product introduction, expanded sales & marketing, and other actions taken to improve the business. Revenue performance across the business is described in the Operating Review.

Reported operating profit, after amortisation of acquired intangible assets, acquisition related costs and, in respect of 2010, exceptional restructuring costs, was £579m/€666m (2010: £543m/€624m). The increase reflects the improved trading performance described in the Operating Review and no exceptional restructuring costs.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £170m/€195m (2010: £172m/€198m).

Exceptional restructuring costs were nil (2010: £13m/€15m, in respect of the restructuring of RBI). Acquisition related costs amounted to £18m/€21m (2010: £24m/€28m) principally relating to technology integration within LexisNexis Risk Solutions. Disposals and other non operating gains were £9m/€10m (2010: £3m/€4m).

Net finance costs were £112m/€129m (2010: £134m/€154m), reflecting the benefit of free cash flow and redemption of term debt in 2010, the expiry of interest rate swaps, and currency translation effects.

The reported profit before tax, including amortisation of acquired intangible assets, acquisition related costs, disposals and other non operating items, was £476m/€547m (2010: £412m/€474m).

The reported tax charge was £97m/€111m (2010: £94m/€108m). The reported net profit attributable to the parent companies’ shareholders was £377m/€434m (2010: £316m/€363m).

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Operating and financial review

Adjusted figures

	£ Six months ended 30 June				€ Six months ended 30 June				%	%
	2011 £m	2010 £m	Change %		2011 €m	2010 €m	Change %		Change at constant currencies	Underlying growth rates
Adjusted figures
Operating profit	774	758	+2%		890	872	+2%		+3%	+2%
Operating margin	26.6%	25.3%	+1.3	pts	26.6%	25.3%	+1.3	pts
Profit before tax	662	624	+6%		761	718	+6%		+6%
Net profit	506	482	+5%		582	554	+5%		+5%
Operating cash flow	692	743	-7%		796	854	-7%		-8%
Operating cash flow conversion	89%	98%			89%	98%

(Reed Elsevier uses adjusted figures as additional performance measures. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information. Comparison at constant exchange rates uses 2010 full year average and hedge exchange rates. Underlying growth rates are the first half on first half changes at constant currencies, excluding the results of all acquisitions and disposals made both in the year and prior year.)

Adjusted operating profit was £774m/€890m (2010: £758m/€872m), up 2% expressed in both sterling and euros. At constant exchange rates, adjusted operating profits were up 3%. Underlying adjusted operating profits, ie excluding acquisitions and disposals, were 2% higher. Profit performance across the business is described in the Operating Review.

Total costs reduced by 2% at constant exchange rates reflecting the sale and closure of low-returning assets and continued tight cost control as the business returned to growth. Underlying cost growth was 1% and included additional spending on new product development and expanded sales & marketing as markets recover.

The overall adjusted operating margin at 26.6% was 1.3 percentage points higher than in the prior first half, of which 0.7 percentage points reflected the effect of disposals and 0.4 percentage points the beneficial impact on reported growth of the multi-year subscription currency hedging programme and other currency translation effects.

The net pension expense, before the net pension financing credit, was £49m/€56m (2010: £47m/€54m). The net pension financing credit was £17m/€20m (2010: £13m/€15m) reflecting the higher market value of scheme assets at the beginning of the year compared with a year before. The share based and related remuneration charge was £18m/€21m (2010: £8m/€9m).

Adjusted profit before tax was £662m/€761m (2010: £624m/€718m), up 6% against the prior first half when expressed in both sterling and euros, and at constant exchange rates, reflecting the increase in adjusted operating profits and the lower net interest expense.

The effective tax rate on adjusted profit before tax was 23.3% (2010: 22.5%; full year 22.7%) reflecting the geographic mix of the net increase in pre-tax profits. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. This more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and provisions are held in respect of this. Issues are raised during the course of regular tax audits and discussions including on the deductibility of interest on

Reed Elsevier 2011 Interim Results     12

Operating and financial review

cross-border financing are ongoing. Although the outcome of open items cannot be predicted, no material impact on results is expected from such issues.

The adjusted net profit attributable to shareholders of £506m/€582m (2010: £482m/€554m) was up 5% when expressed in both sterling and euros, and at constant exchange rates.

Cash flows

Adjusted operating cash flow was £692m/€796m (2010: £743m/€854m), down 7% when expressed in both sterling and euros, or down 8% at constant currencies.

The rate of conversion of adjusted operating profits into cash flow in the first half was 89% (2010: 98%). The lower level of cash flow conversion compared with the prior first half reflects higher capital expenditure and some timing differences. The first half cash flow is somewhat variable reflecting the seasonality of operating cash flows particularly in relation to subscription receipts and exhibition deposits, and the timing of capital spend. The adjusted operating cash flow for the last 12 months to 30 June 2011 was £1,468m/€1,719m (2010: £1,584m/€1,796m) representing a cash flow conversion rate of 93% (2010: 102%).

Capital expenditure included within adjusted operating cash flow was £154m/€177m (2010: £134m/€154m), including £116m/€133m (2010: £101m/€116m) in respect of capitalised development costs included within internally generated intangible assets. The increase from the prior first half reflects the increased investment in new products and related infrastructure, particularly in the LexisNexis Legal & Professional business.

Free cash flow – after interest and taxation – was £486m/€559m (2010: £606m/€697m) before acquisition related spend and cash flows relating to prior year exceptional restructuring programmes. The decrease compared with the prior first half reflects the lower adjusted operating cash flow and, more significantly, a more usual level of taxes paid at £104m/€120m (2010: £4m/€4m) before taking account of tax relief in respect of acquisition related and exceptional restructuring spend. The first half of 2010 benefited from tax repayments from prior years.

Payments made in respect of acquisition related costs amounted to £15m/€17m (2010: £23m/€26m), principally in respect of the ChoicePoint integration. Payments in respect of the prior year exceptional restructuring programmes were £33m/€38m (2010: £45m/€52m), principally relating to severance and vacant property costs. Net tax paid in the first half was reduced by £2m/€2m (2010: net tax repayments increased by £31m/€35m) in respect of acquisition related and exceptional restructuring spend.

Free cash flow before dividends was £440m/€506m (2010: £569m/€654m). Ordinary dividends paid to shareholders in the first half, being the 2010 final dividends, amounted to £363m/€417m (2010: £356m/€409m). Free cash flow after dividends was £77m/€89m (2010: £213m/€245m).

Spend on acquisitions and investments was £139m/€160m, including debt acquired and deferred consideration on past acquisitions. An amount of £69m/€79m was capitalised in the year as acquired intangible assets and £92m/€106m as goodwill. Net cash proceeds from disposals amounted to £19m/€22m. Tax paid in respect of disposals was nil (2010: £103m/€118m tax repayment).

Net proceeds from the exercise of share options were £7m/€8m (2010: £3m/€3m). No share repurchases were made by the parent companies in the year (2010: nil) and no shares of the parent companies were purchased by the employee benefit trust (2010: nil).

Reed Elsevier 2011 Interim Results     13

Operating and financial review

Debt

Net borrowings at 30 June 2011 were £3,404m/€3,779m, a decrease of £51m/€264m since 31 December 2010, reflecting currency translation effects on the largely US dollar denominated net debt. Excluding currency translation effects, net debt increased by £37m/€42m reflecting the seasonally low first half free cash flow and acquisition spend. Expressed in US dollars, net borrowings at 30 June 2011 were $5,469m, an increase of $82m since 31 December 2010.

Gross borrowings after fair value adjustments at 30 June 2011 amounted to £4,324m/€4,800m (31 December 2010: £4,302m/€5,034m). The fair value of related derivative assets was £136m/€151m (31 December 2010: £105m/€123m). Cash balances totalled £784m/€870m (31 December 2010: £742m/€868m).

As at 30 June 2011, after taking into account interest rate and currency derivatives, a total of 66% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 6.0 years and interest rate of 6.2%.

Net pension obligations, ie pension obligations less pension assets, at 30 June 2011 were £155m/€172m (31 December 2010: £170m/€199m) including a net deficit of £9m/€10m (31 December 2010: deficit of £24m/€28m) in respect of funded schemes. The reduction in the overall net deficit reflects an increase in the market value of scheme assets in the first half.

The ratio of net debt to ebitda (earnings before interest, tax, depreciation and amortisation) as at 30 June 2011 was 1.9x (31 December 2010: 1.9x), and 2.4x (31 December 2010: 2.5x) on a pensions and lease adjusted basis. Reed Elsevier targets ratios of net debt to ebitda and free cash flow to net debt (on a pensions and lease adjusted basis) over the longer term consistent with a solid investment grade credit rating.

Liquidity

In May 2011, the first of two one year extension options was exercised on the $2.0bn committed bank facility taking the maturity to June 2014. This back up facility provides security of funding for $2.0bn of short term debt to June 2014. After taking account of committed bank facilities and available cash resources, no borrowings mature until 2014. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Reed Elsevier 2011 Interim Results     14

Operating and financial review

PARENT COMPANIES

	Reed Elsevier PLC					Reed Elsevier NV
	Six months ended 30 June					Six months ended 30 June			Change at constant currencies
	2011 pence		2010 pence		Change %	2011 €	2010 €	Change %

Reported earnings per share	15.8	p	13.2	p	+20%	€0.30	€0.25	+20%
Adjusted earnings per share	22.3	p	21.3	p	+5%	€0.40	€0.38	+5%	+5%
Ordinary dividend per share	5.65	p	5.4	p	+5%	€0.110	€0.109	+1%

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were both up 5% at 22.3p (2010: 21.3p) and €0.40 (2010: €0.38) respectively. At constant rates of exchange, the adjusted earnings per share of both companies also increased by 5%.

The reported earnings per share for Reed Elsevier PLC shareholders was 15.8p (2010: 13.2p) and for Reed Elsevier NV shareholders was €0.30 (2010: €0.25). The increase reflects the improved trading performance, no exceptional restructuring costs and lower net interest expense.

The equalised interim dividends proposed by the respective boards are 5.65p per share for Reed Elsevier PLC and €0.110 per share for Reed Elsevier NV, up 5% and 1% respectively against the prior year interim dividends. The difference in growth rates in the equalised dividends reflects the strengthening of the euro against sterling since the prior year interim dividend declaration date.

Dividend cover, based on adjusted earnings per share for the last 12 months to 30 June 2011 and the aggregate 2011 interim and 2010 final dividends, is 2.2 times (2010: 2.1x) for Reed Elsevier PLC and 1.9 times (2010: 1.9x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could affect the combined businesses for the remainder of the financial year remain unchanged from those set out on pages 50 to 52 of the Reed Elsevier Annual Reports and Financial Statements 2010. Risks include: the effect of weaker economic conditions; changes in the acceptability of our products, services and prices by our customers; competitive factors in the industries in which we operate; the impact of new technologies and regulations on our products and services; the failure, interruption or breach of our electronic delivery platforms; the circumvention of our proprietary rights over intellectual property; the disruption or loss of data sources; changes in regulations in relation to paid subscriptions; the failure of third parties to whom we have outsourced activities; changes in the values of pension scheme assets and liabilities; changes to tax laws and the interpretation of tax laws; the failure to generate anticipated benefits from acquisitions and restructuring activities; movements in exchange rates; breaches of generally accepted ethical business standards; our impact on the environment; and legislative, fiscal, regulatory, and political developments.

Reed Elsevier 2011 Interim Results     15

Combined financial information

Condensed combined income statement

For the six months ended 30 June 2011

			£		€
Year ended 31 December			Six months ended		Six months ended
			30 June		30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 €m	2010 €m
6,055	7,084	Revenue	2,904	2,992	3,340	3,441
(2,209)	(2,584)	Cost of sales	(1,028)	(1,093)	(1,182)	(1,257)

3,846	4,500	Gross profit	1,876	1,899	2,158	2,184
(1,091)	(1,276)	Selling and distribution costs	(517)	(543)	(595)	(625)
(1,687)	(1,974)	Administration and other expenses	(798)	(826)	(918)	(950)

1,068	1,250	Operating profit before joint ventures	561	530	645	609
22	25	Share of results of joint ventures	18	13	21	15

1,090	1,275	Operating profit	579	543	666	624

8	9	Finance income	9	2	10	2
(284)	(332)	Finance costs	(121)	(136)	(139)	(156)

(276)	(323)	Net finance costs	(112)	(134)	(129)	(154)

(46)	(54)	Disposals and other non operating items	9	3	10	4

768	898	Profit before tax	476	412	547	474
(120)	(140)	Taxation	(97)	(94)	(111)	(108)
648	758	Net profit for the period	379	318	436	366

		Attributable to:
642	751	Parent companies’ shareholders	377	316	434	363
6	7	Non-controlling interests	2	2	2	3

648	758	Net profit for the period	379	318	436	366

Adjusted profit figures are presented in notes 2 and 4 as additional performance measures.

Condensed combined statement of comprehensive income

For the six months ended 30 June 2011

			£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 €m	2010 €m
648	758	Net profit for the period	379	318	436	366
94	196	Exchange differences on translation of foreign operations	(34)	143	(158)	328
(63)	(74)	Actuarial losses on defined benefit pension schemes	(7)	(284)	(8)	(327)
(58)	(68)	Fair value movements on cash flow and net investment hedges	21	(80)	24	(92)
46	54	Transfer to net profit from hedge reserve (net of tax)	19	24	22	28
29	34	Tax recognised directly in equity	(1)	103	(1)	119

48	142	Other comprehensive (expense)/income for the period	(2)	(94)	(121)	56

696	900	Total comprehensive income for the period	377	224	315	422

		Attributable to:
690	893	Parent companies’ shareholders	375	222	313	419
6	7	Non-controlling interests	2	2	2	3

696	900	Total comprehensive income for the period	377	224	315	422

Reed Elsevier 2011 Interim Results     16

Combined financial information

Condensed combined statement of cash flows

For the six months ended 30 June 2011

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 € m	2010 €m
		Cash flows from operating activities
1,649	1,929	Cash generated from operations	780	790	897	909
(295)	(345)	Interest paid	(108)	(136)	(124)	(156)
8	9	Interest received	6	3	7	3
(9)	(10)	Tax (paid)/repaid	(102)	130	(118)	149

1,353	1,583	Net cash from operating activities	576	787	662	905

		Cash flows from investing activities
(50)	(58)	Acquisitions	(115)	(18)	(132)	(21)
(83)	(97)	Purchases of property, plant and equipment	(38)	(33)	(44)	(38)
(228)	(267)	Expenditure on internally developed intangible assets	(116)	(101)	(133)	(116)
(5)	(6)	Purchase of investments	(6)	(3)	(7)	(3)
7	8	Proceeds from disposals of property, plant and equipment	2	3	2	3
6	7	Net proceeds/(costs) of other disposals	19	(8)	22	(9)
24	28	Dividends received from joint ventures	16	16	19	18

(329)	(385)	Net cash used in investing activities	(238)	(144)	(273)	(166)

		Cash flows from financing activities
(483)	(565)	Dividends paid to shareholders of the parent companies	(363)	(356)	(417)	(409)
(8)	(9)	Distributions to non-controlling interests	(3)	(5)	(4)	(6)
(143)	(168)	Increase/(decrease) in short term bank loans, overdrafts and	88	(104)	101	(120)
(394)	(461)	Repayment of other loans	(69)	(163)	(79)	(187)
(7)	(8)	Repayment of finance leases	(1)	(3)	(1)	(3)
11	13	Proceeds on issue of ordinary shares	7	3	8	3

(1,024)	(1,198)	Net cash used in financing activities	(341)	(628)	(392)	(722)

—	—	(Decrease)/increase in cash and cash equivalents	(3)	15	(3)	17

		Movement in cash and cash equivalents
734	822	At start of period	742	734	868	822
—	—	(Decrease)/increase in cash and cash equivalents	(3)	15	(3)	17
8	46	Exchange translation differences	45	(32)	5	36

742	868	At end of period	784	717	870	875

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier 2011 Interim Results     17

Combined financial information

Condensed combined statement of financial position

As at 30 June 2011

				£		€
Year ended 31 December			As at 30 June		As at 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 €m	2010 €m
		Non-current assets
4,441	5,196	Goodwill	4,450	4,579	4,940	5,586
3,457	4,045	Intangible assets	3,350	3,679	3,718	4,488
136	159	Investments in joint ventures	134	130	149	159
48	56	Other investments	54	44	60	54
291	341	Property, plant and equipment	286	291	317	355
55	64	Net pension assets	35	—	39	—
151	177	Deferred tax assets	146	254	162	310

8,579	10,038		8,455	8,977	9,385	10,952

		Current assets
228	267	Inventories and pre-publication costs	221	268	245	327
1,475	1,725	Trade and other receivables	1,200	1,190	1,332	1,452
134	157	Derivative financial instruments	169	97	188	118
742	868	Cash and cash equivalents	784	717	870	875

2,579	3,017		2,374	2,272	2,635	2,772

—	—	Assets held for sale	—	3	—	4

11,158	13,055	Total assets	10,829	11,252	12,020	13,728

		Current liabilities
2,584	3,023	Trade and other payables	2,308	2,251	2,562	2,746
80	94	Derivative financial instruments	46	133	51	162
516	604	Borrowings	969	428	1,076	522
646	755	Taxation	664	720	737	879
71	83	Provisions	50	99	55	121

3,897	4,559		4,037	3,631	4,481	4,430

		Non-current liabilities
3,786	4,430	Borrowings	3,355	4,197	3,724	5,120
1,192	1,395	Deferred tax liabilities	1,157	1,292	1,284	1,576
225	263	Net pension obligations	190	453	211	553
88	103	Provisions	79	58	88	71

5,291	6,191		4,781	6,000	5,307	7,320

9,188	10,750	Total liabilities	8,818	9,631	9,788	11,750

1,970	2,305	Net assets	2,011	1,621	2,232	1,978

		Capital and reserves
224	262	Combined share capitals	226	222	251	271
2,754	3,222	Combined share premiums	2,845	2,675	3,158	3,264
(677)	(792)	Combined shares held in treasury	(685)	(666)	(760)	(813)
29	229	Translation reserve	(55)	106	132	315
(387)	(648)	Other combined reserves	(351)	(741)	(583)	(1,090)

1,943	2,273	Combined shareholders’ equity	1,980	1,596	2,198	1,947
27	32	Non-controlling interests	31	25	34	31

1,970	2,305	Total equity	2,011	1,621	2,232	1,978

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 27 July 2011.

Reed Elsevier 2011 Interim Results     18

Combined financial information

Condensed combined statement of changes in equity

For the six months ended 30 June 2011

								£
	Combined shareholders’ equity
	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the period	—	—	—	(34)	409	375	2	377
Dividends paid	—	—	—	—	(363)	(363)	(3)	(366)
Issue of ordinary shares, net of expenses	—	7	—	—	—	7	—	7
Increase in share based remuneration reserve	—	—	—	—	18	18	—	18
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	6	6
Exchange differences on translation of capital and reserves	2	84	(16)	(50)	(20)	—	(1)	(1)

Balance at 30 June 2011	226	2,845	(685)	(55)	(351)	1,980	31	2,011

Balance at 1 January 2010	225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the period	—	—	—	143	79	222	2	224
Dividends paid	—	—	—	—	(356)	(356)	(5)	(361)
Issue of ordinary shares, net of expenses	—	3	—	—	—	3	—	3
Decrease in share based remuneration reserve	—	—	—	—	(5)	(5)	—	(5)
Settlement of share awards	—	—	8	—	(8)	—	—	—
Exchange differences on translation of capital and reserves	(3)	(135)	24	63	51	—	1	1

Balance at 30 June 2010	222	2,675	(666)	106	(741)	1,596	25	1,621

Balance at 1 January 2010	225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the year	—	—	—	94	596	690	6	696
Dividends paid	—	—	—	—	(483)	(483)	(8)	(491)
Issue of ordinary shares, net of expenses	—	11	—	—	—	11	—	11
Decrease in share based remuneration reserve	—	—	—	—	(7)	(7)	—	(7)
Settlement of share awards	—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves	(1)	(64)	12	35	18	—	2	2

Balance at 31 December 2010	224	2,754	(677)	29	(387)	1,943	27	1,970

Reed Elsevier 2011 Interim Results     19

Combined financial information

Condensed combined statement of changes in equity

For the six months ended 30 June 2011

								€
	Combined shareholders’ equity

	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Total €m	Non- controlling interests €m	Total equity €m
Balance at 1 January 2011	262	3,222	(792)	229	(648)	2,273	32	2,305
Total comprehensive income for the period	—	—	—	(158)	471	313	2	315
Dividends paid	—	—	—	—	(417)	(417)	(4)	(421)
Issue of ordinary shares, net of expenses	—	8	—	—	—	8	—	8
Increase in share based remuneration reserve	—	—	—	—	21	21	—	21
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	7	7
Exchange differences on translation of capital and reserves	(11)	(72)	23	61	(1)	—	(3)	(3)

Balance at 30 June 2011	251	3,158	(760)	132	(583)	2,198	34	2,232

Balance at 1 January 2010	252	3,144	(782)	79	(753)	1,940	30	1,970
Total comprehensive income for the period	—	—	—	328	91	419	3	422
Dividends paid	—	—	—	—	(409)	(409)	(6)	(415)
Issue of ordinary shares, net of expenses	—	3	—	—	—	3	—	3
Decrease in share based remuneration reserve	—	—	—	—	(6)	(6)	—	(6)
Settlement of share awards	—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves	19	117	(40)	(92)	(4)	–	4	4

Balance at 30 June 2010	271	3,264	(813)	315	(1,090)	1,947	31	1,978

Balance at 1 January 2010	252	3,144	(782)	79	(753)	1,940	30	1,970
Total comprehensive income for the year	—	—	—	196	697	893	7	900
Dividends paid	—	—	—	—	(565)	(565)	(9)	(574)
Issue of ordinary shares, net of expenses	—	13	—	—	—	13	—	13
Decrease in share based remuneration reserve	—	—	—	—	(8)	(8)	—	(8)
Settlement of share awards	—	—	11	—	(11)	—	—	—
Exchange differences on translation of capital and reserves	10	65	(21)	(46)	(8)	—	4	4

Balance at 31 December 2010	262	3,222	(792)	229	(648)	2,273	32	2,305

Reed Elsevier 2011 Interim Results      20

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and the Reed Elsevier accounting policies. The Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out in the Reed Elsevier Annual Reports and Financial Statements 2010 on pages 90 to 96. Financial information is presented in both sterling and euros.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended 30 June 2011.

The combined financial information for the six months ended 30 June 2011 and the comparative amounts to 30 June 2010 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2010 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2010, which received an unqualified audit report.

Reed Elsevier 2011 Interim Results     21

Notes to the combined financial information

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards. In January 2011 LexisNexis was reorganised to operate as two separate divisions, LexisNexis Risk Solutions and LexisNexis Legal & Professional, and in accordance with the requirements of IFRS8 are presented as separate business segments. Comparatives have been restated accordingly on a pro forma basis.

Adjusted operating profit is one of the key segmental profit measures used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation of acquired intangible assets, exceptional restructuring (none in 2011) and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 4.

Revenue

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 € m	2010 €m
		Business segment
2,026	2,370	Elsevier	961	955	1,105	1,098
927	1,085	LexisNexis Risk Solutions	452	464	520	534
1,691	1,978	LexisNexis Legal & Professional	779	816	896	938
693	811	Reed Exhibitions	368	383	423	441
718	840	Reed Business Information	344	374	396	430

6,055	7,084	Total	2,904	2,992	3,340	3,441

		Geographical origin
3,213	3,759	North America	1,511	1,596	1,738	1,836
907	1,061	United Kingdom	453	432	521	497
620	726	The Netherlands	304	316	350	363
825	965	Rest of Europe	368	409	423	470
490	573	Rest of world	268	239	308	275

6,055	7,084	Total	2,904	2,992	3,340	3,441

		Geographical market
3,303	3,864	North America	1,572	1,635	1,808	1,880
490	573	United Kingdom	233	238	268	274
204	239	The Netherlands	96	108	111	124
1,131	1,323	Rest of Europe	521	554	599	637
927	1,085	Rest of world	482	457	554	526

6,055	7,084	Total	2,904	2,992	3,340	3,441

Adjusted operating profit

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 € m	2010 €m
		Business segment
724	847	Elsevier	343	319	394	367
354	414	LexisNexis Risk Solutions	178	180	205	207
238	279	LexisNexis Legal & Professional	94	100	108	115
158	185	Reed Exhibitions	113	123	130	142
89	104	Reed Business Information	53	40	61	46

1,563	1,829	Subtotal	781	762	898	877
(34)	(40)	Corporate costs	(24)	(17)	(28)	(20)
26	30	Unallocated net pension financing credit	17	13	20	15

1,555	1,819	Total	774	758	890	872

Reed Elsevier 2011 Interim Results     22

Notes to the combined financial information

2	Segment analysis continued

Operating profit

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 € m	2010 €m
		Business segment
647	757	Elsevier	306	281	352	323
165	193	LexisNexis Risk Solutions	97	85	112	98
159	186	LexisNexis Legal & Professional	54	60	62	69
127	149	Reed Exhibitions	95	107	109	123
—	—	Reed Business Information	34	14	39	16

1,098	1,285	Subtotal	586	547	674	629
(34)	(40)	Corporate costs	(24)	(17)	(28)	(20)
26	30	Unallocated net pension financing credit	17	13	20	15

1,090	1,275	Total	579	543	666	624

The unallocated net pension financing credit of £17m/€20m (2010: £13m/€15m) comprises the expected return on pension scheme assets of £117m/€135m (2010: £109m/€125m) less interest on pension scheme liabilities of £100m/€115m (2010: £96m/€110m).

Share of post-tax results of joint ventures of £18m/€21m (2010: £13m/€15m) included in operating profit comprises £2m/€3m (2010: £2m/€2m) relating to LexisNexis Legal & Professional, £15m/€17m (2010: £11m/€13m) relating to Reed Exhibitions and £1m/€1m (2010: nil) relating to Reed Business Information.

Segment assets

Year ended 31 December			£		€
			As at 30 June		As at 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 €m	2010 €m
		Business segment
2,871	3,359	Elsevier	2,575	2,681	2,858	3,271
3,472	4,063	LexisNexis Risk Solutions	3,306	3,697	3,670	4,510
2,449	2,865	LexisNexis Legal & Professional	2,379	2,494	2,641	3,043
681	797	Reed Exhibitions	716	675	795	824
456	533	Reed Business Information	567	488	629	595

9,929	11,617	Subtotal	9,543	10,035	10,593	12,243
151	177	Taxation	146	254	162	310
742	868	Cash	784	717	870	875
55	64	Net pension assets	35	—	39	—
—	—	Assets held for sale	—	3	—	4
281	329	Other assets	321	243	356	296

11,158	13,055	Total	10,829	11,252	12,020	13,728

		Geographical origin
7,556	8,840	North America	7,293	8,023	8,095	9,788
933	1,092	United Kingdom	992	831	1,101	1,014
854	999	The Netherlands	601	732	667	893
1,356	1,587	Rest of Europe	1,417	1,252	1,573	1,528
459	537	Rest of world	526	414	584	505

11,158	13,055	Total	10,829	11,252	12,020	13,728

Reed Elsevier 2011 Interim Results     23

Notes to the combined financial information

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

Year ended				£		€
31 December			Six months ended 30 June		Six months ended 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 € m	2010 €m
1,068	1,250	Operating profit before joint ventures	561	530	645	609
345	404	Amortisation of acquired intangible assets	168	170	193	196
158	185	Amortisation of internally developed intangible assets	59	70	68	81
79	92	Depreciation of property, plant and equipment	36	41	41	47
(7)	(8)	Share based remuneration	18	(5)	21	(6)

575	673	Total non cash items	281	276	323	318

6	6	Movement in working capital	(62)	(16)	(71)	(18)

1,649	1,929	Cash generated from operations	780	790	897	909

Reconciliation of net borrowings

						£
Year ended					Six months ended 30
31 December					June
				Related
		Cash &		derivative
		cash		financial
2010		equivalents	Borrowings	instruments	2011	2010
£m		£m	£m	£m	£m	£m
(3,931)	At start of period	742	(4,302)	105	(3,455)	(3,931)
—	(Decrease)/increase in cash and cash equivalents	(3)	—	—	(3)	15
544	(Increase)/decrease in borrowings	—	(18)	—	(18)	270

544	Changes resulting from cash flows	(3)	(18)	—	(21)	285

—	Borrowings in acquired businesses	—	(18)	—	(18)	—
(2)	Inception of finance leases	—	(3)	—	(3)	—
11	Fair value adjustments	—	(28)	33	5	4
(77)	Exchange translation differences	45	45	(2)	88	(206)

(3,455)	At end of period	784	(4,324)	136	(3,404)	(3,848)

Year ended						€
31 December					Six months ended 30 June
				Related
		Cash &		derivative
		cash		financial
2010		equivalents	Borrowings	instruments	2011	2010
€m		€m	€m	€m	€m	€m
(4,402)	At start of period	868	(5,034)	123	(4,043)	(4,402)
—	(Decrease)/increase in cash and cash equivalents	(3)	—	—	(3)	17
637	(Increase)/decrease in borrowings	—	(21)	—	(21)	310

637	Changes resulting from cash flows	(3)	(21)	—	(24)	327

—	Borrowings in acquired businesses	—	(21)	—	(21)	—
(2)	Inception of finance leases	—	(3)	—	(3)	—
13	Fair value adjustments	—	(32)	38	6	4
(289)	Exchange translation differences	5	311	(10)	306	(623)

(4,043)	At end of period	870	(4,800)	151	(3,779)	(4,694)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier 2011 Interim Results     24

Notes to the combined financial information

3	Combined statement of cash flows continued

Borrowings by year of repayment

				£		€
As at 31 December			As at 30 June		As at 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 €m	2010 €m
516	604	Within 1 year	969	428	1,076	522

389	455	Within 1 to 2 years	719	722	798	881
644	754	Within 2 to 3 years	743	727	825	887
825	965	Within 3 to 4 years	120	823	133	1,004
188	220	Within 4 to 5 years	63	129	70	157
1,740	2,036	After 5 years	1,710	1,796	1,898	2,191

3,786	4,430	After 1 year	3,355	4,197	3,724	5,120

4,302	5,034	Total	4,324	4,625	4,800	5,642

Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2011 by a $2,000m (£1,245m/€1,382m) committed bank facility, which was undrawn. This back up facility provides security of funding for $2,000m of short term debt to June 2014.

Reed Elsevier 2011 Interim Results     25

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before the amortisation of acquired intangible assets, exceptional restructuring (none in 2011) and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 relate to the restructuring of the Reed Business Information business. Acquisition related costs relate to acquisition integration and professional and other transaction related fees and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

Year ended 31 December				£		€
			Six months ended 30 June		Six months ended 30 June
2010 £m	2010 €m		2011 £m	2010 £m	2011 € m	2010 €m
1,090	1,275	Operating profit	579	543	666	624
		Adjustments:
349	408	Amortisation of acquired intangible assets	170	172	195	198
57	67	Exceptional restructuring costs	—	13	—	15
50	58	Acquisition related costs	18	24	21	28
9	11	Reclassification of tax in joint ventures	7	6	8	7

1,555	1,819	Adjusted operating profit	774	758	890	872

768	898	Profit before tax	476	412	547	474
		Adjustments:
349	408	Amortisation of acquired intangible assets	170	172	195	198
57	67	Exceptional restructuring costs	—	13	—	15
50	58	Acquisition related costs	18	24	21	28
9	11	Reclassification of tax in joint ventures	7	6	8	7
46	54	Disposals and other non operating items	(9)	(3)	(10)	(4)

1,279	1,496	Adjusted profit before tax	662	624	761	718

642	751	Net profit attributable to parent companies’ shareholders	377	316	434	363
		Adjustments (post tax):
337	394	Amortisation of acquired intangible assets	177	193	204	222
37	44	Exceptional restructuring costs	—	9	—	10
30	35	Acquisition related costs	12	16	14	18
37	43	Disposals and other non operating items	(11)	(3)	(13)	(3)
(100)	(117)	Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(49)	(49)	(57)	(56)

983	1,150	Adjusted net profit attributable to parent companies’ shareholders	506	482	582	554

1,649	1,929	Cash generated from operations	780	790	897	909
24	28	Dividends received from joint ventures	16	16	19	18
(83)	(97)	Purchases of property, plant and equipment	(38)	(33)	(44)	(38)
7	8	Proceeds from disposals of property, plant and equipment	2	3	2	3
(228)	(267)	Expenditure on internally developed intangible assets	(116)	(101)	(133)	(116)
99	116	Payments relating to exceptional restructuring costs	33	45	38	52
51	60	Payments relating to acquisition related costs	15	23	17	26

1,519	1,777	Adjusted operating cash flow	692	743	796	854

Reed Elsevier 2011 Interim Results     26

Notes to the combined financial information

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2010	2010		2011	2010	2011	2010
£m	€m		£m	£m	€m	€m
(235)	(263)	At start of period	(170)	(235)	(199)	(263)
(48)	(56)	Service cost (including curtailment credits of £5m/€6m (2010: £3m/€3m))	(28)	(30)	(32)	(35)
(191)	(224)	Interest on pension scheme liabilities	(100)	(96)	(115)	(110)
217	254	Expected return on scheme assets	117	109	135	125
(63)	(74)	Actuarial losses	(7)	(284)	(8)	(327)
154	180	Contributions by employer	31	87	36	100
(4)	(16)	Exchange translation differences	2	(4)	11	(43)

(170)	(199)	At end of period	(155)	(453)	(172)	(553)

The net pension deficit comprises:

As at				£		€
31 December			As at 30 June		As at 30 June
2010	2010		2011	2010	2011	2010
£m	€m		£m	£m	€m	€m
3,507	4,103	Fair value of scheme assets	3,585	3,126	3,979	3,814
(3,531)	(4,131)	Defined benefit obligations of funded schemes	(3,594)	(3,431)	(3,989)	(4,186)

(24)	(28)	Net deficit of funded schemes	(9)	(305)	(10)	(372)
(146)	(171)	Defined benefit obligations of unfunded schemes	(146)	(148)	(162)	(181)

(170)	(199)	Net deficit	(155)	(453)	(172)	(553)

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2010	2010		2011	2010	2011	2010
£m	€m		£m	£m	€m	€m
195	219	At start of period	159	195	186	219
67	78	Charged	9	9	10	10
(104)	(122)	Utilised	(37)	(53)	(43)	(61)
1	11	Exchange translation differences	(2)	6	(10)	24

159	186	At end of period	129	157	143	192

The amount as at 30 June 2011 comprises property provisions of £100m/€111m (2010: £85m/€104m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £29m/€32m (2010: £72m/€88m), principally relating to Reed Business Information.

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended 30 June 2011.

Reed Elsevier 2011 Interim Results     27

Notes to the combined financial information

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2010			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2011	30 June 2010	30 June 2011	30 June 2010
1.17	1.17	Euro to sterling	1.15	1.15	1.11	1.22
1.55	1.56	US dollars to sterling	1.62	1.53	1.61	1.50
1.32	1.33	US dollars to euro	1.41	1.33	1.45	1.23

Reed Elsevier 2011 Interim Results     28

Reed Elsevier PLC

Summary financial information

Condensed consolidated income statement

For the six months ended 30 June 2011

Year ended 31 December		£ Six months ended 30 June
2010 £m		2011 £m	2010 £m
(2)	Administrative expenses	—	—
(13)	Effect of tax credit equalisation on distributed earnings	(9)	(9)
342	Share of results of joint ventures	198	166

327	Operating profit	189	157
1	Finance income	1	1

328	Profit before tax	190	158
(1)	Taxation	—	—

327	Net profit attributable to ordinary shareholders	190	158

Condensed consolidated statement of comprehensive income

For the six months ended 30 June 2011

Year ended 31 December		£ Six months ended 30 June
2010 £m		2011 £m	2010 £m
327	Net profit attributable to ordinary shareholders	190	158
25	Share of joint ventures’ other comprehensive (expense)/income for the period	(1)	(50)

352	Total comprehensive income for the period	189	108

Earnings per ordinary share

For the six months ended 30 June 2011

Year ended 31 December		£ Six months ended 30 June
2010 pence		2011 pence	2010 pence
27.3p	Basic earnings per share	15.8p	13.2p
27.1p	Diluted earnings per share	15.6p	13.1p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2011 Interim Results     29

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of cash flows

For the six months ended 30 June 2011

			£
Year ended 31 December		Six months ended 30 June
2010 £m		2011 £m	2010 £m
	Cash flows from operating activities
(2)	Cash used by operations	—	—
1	Interest received	1	1
(3)	Tax paid	(1)	(3)

(4)	Net cash used in operating activities	—	(2)

	Cash flows from investing activities
589	Dividends received from joint ventures	—	589
(596)	Increase in investment in joint ventures	—	(597)

(7)	Net cash used in investing activities	—	(8)

	Cash flows from financing activities
(245)	Equity dividends paid	(180)	(180)
9	Proceeds on issue of ordinary shares	6	3
247	Decrease in net funding balances due from joint ventures	174	187

11	Net cash from financing activities	—	10

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 30 June 2011

			£
As at 31 December		As at 30 June
2010 £m		2011 £m	2010 £m
	Non-current assets
1,037	Investments in joint ventures	1,055	852

1,037	Total assets	1,055	852

	Current liabilities
9	Taxation	8	8

9	Total liabilities	8	8

1,028	Net assets	1,047	844

	Capital and reserves
180	Called up share capital	180	180
1,168	Share premium account	1,174	1,162
(312)	Shares held in treasury (including in joint ventures)	(308)	(313)
4	Capital redemption reserve	4	4
142	Translation reserve	124	168
(154)	Other reserves	(127)	(357)

1,028	Total equity	1,047	844

Approved by the Board of Directors, 27 July 2011.

Reed Elsevier 2011 Interim Results     30

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of changes in equity

For the six months ended 30 June 2011

							£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the period	—	—	—	—	(18)	207	189
Equity dividends paid	—	—	—	—	—	(180)	(180)
Issue of ordinary shares, net of expenses	—	6	—	—	—	—	6
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	10	10
Equalisation adjustments	—	—	—	—	—	(6)	(6)

Balance at 30 June 2011	180	1,174	(308)	4	124	(127)	1,047

Balance at 1 January 2010	180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the period	—	—	—	—	76	32	108
Equity dividends paid	—	—	—	—	—	(180)	(180)
Issue of ordinary shares, net of expenses	—	3	—	—	—	—	3
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	—	(3)	(3)

Balance at 30 June 2010	180	1,162	(313)	4	168	(357)	844

Balance at 1 January 2010	180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the year	—	—	—	—	50	302	352
Equity dividends paid	—	—	—	—	—	(245)	(245)
Issue of ordinary shares, net of expenses	—	9	—	—	—	—	9
Share of joint ventures’ settlement of share awards	—	—	5	—	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	—	(4)	(4)

Balance at 31 December 2010	180	1,168	(312)	4	142	(154)	1,028

Reed Elsevier 2011 Interim Results     31

Reed Elsevier PLC

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 152 of the Reed Elsevier Annual Reports and Financial Statements 2010.

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2011.

The summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The interim figures for the six months ended 30 June 2011 and the comparative amounts to 30 June 2010 have been reviewed by the auditors but are unaudited. The summary financial information for the year ended 31 December 2010 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2010, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

								£
Year ended 31 December				Six months ended 30 June
Profit attributable to ordinary shareholders	Basic earnings per share			Profit attributable to ordinary shareholders		Basic earnings per share
2010 £m	2010 pence			2011 £m	2010 £m	2011 pence		2010 pence
327	27.3	p	Reported figures	190	158	15.8	p	13.2	p
13	1.1	p	Effect of tax credit equalisation on distributed earnings	9	9	0.8	p	0.7	p

340	28.4	p	Net profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	199	167	16.6	p	13.9	p
180	15.0	p	Share of adjustments in joint ventures	69	88	5.7	p	7.4	p

520	43.4	p	Adjusted figures	268	255	22.3	p	21.3	p

3	Dividends

During the six months ended 30 June 2011, the 2010 final dividend of 15.0p per ordinary share was paid at a cost of £180m (2010: 2009 final dividend 15.0p per ordinary share; £180m). On 27 July 2011 an interim dividend of 5.65p per ordinary share (2010: 2010 interim dividend 5.4p per ordinary share) was declared by the directors of Reed Elsevier PLC. The 2011 interim dividend will be paid on the ordinary shares on 26 August 2011, with ex-dividend and record dates of 3 August 2011 and 5 August 2011 respectively. The cost of this dividend of £68m (2010 interim: £65m) will be recognised when paid.

Reed Elsevier 2011 Interim Results     32

Reed Elsevier PLC

Summary financial information

3	Dividends (continued)

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2010				2011	2010
Shares in issue net of treasury shares millions		Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
	Number of ordinary shares
1,197.7	At start of period	1,249.3	(48.9)	1,200.4	1,197.7
2.0	Issue of ordinary shares	1.1	—	1.1	0.6
0.7	Net release of shares by employee benefit trust	—	0.6	0.6	0.6

1,200.4	At end of period	1,250.4	(48.3)	1,202.1	1,198.9

1,199.1	Average number of ordinary shares during the period			1,201.5	1,198.6

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,922m at 30 June 2011 (31 December 2010: £3,924m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended 30 June 2011.

Reed Elsevier 2011 Interim Results     33

Reed Elsevier NV

Summary financial information

Condensed consolidated income statement

For the six months ended 30 June 2011

			€
Year ended 31 December		Six months ended 30 June
2010 € m		2011 € m	2010 €m
(2)	Administrative expenses	(1)	(1)
367	Share of results of joint ventures	211	179

365	Operating profit	210	178
14	Finance income	9	6

379	Profit before tax	219	184
(3)	Taxation	(2)	(2)

376	Net profit attributable to ordinary shareholders	217	182

Condensed consolidated statement of comprehensive income

For the six months ended 30 June 2011

			€
Year ended 31 December		Six months ended 30 June
2010 € m		2011 € m	2010 €m
376	Net profit attributable to ordinary shareholders	217	182
71	Share of joint ventures’ other comprehensive (expense)/income for the period	(60)	28

447	Total comprehensive income for the period	157	210

Earnings per ordinary share

For the six months ended 30 June 2011

			€
Year ended 31 December		Six months ended 30 June
2010 € m		2011 €	2010 €
€0.51	Basic earnings per share	€0.30	€0.25
€0.51	Diluted earnings per share	€0.29	€0.25

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2011 Interim Results     34

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of cash flows

For the six months ended 30 June 2011

			€
Year ended 31 December		Six months ended 30 June
2010 € m		2011 € m	2010 €m
	Cash flows from operating activities
(1)	Cash used by operations	(2)	—
14	Interest received	10	7
(4)	Tax paid	(2)	(2)

9	Net cash from operating activities	6	5

	Cash flows from investing activities
1,093	Dividends received from joint ventures	—	1,093
(719)	Increase in investment in joint ventures	—	(718)

374	Net cash from investing activities	—	375

	Cash flows from financing activities
(281)	Equity dividends paid	(212)	(205)
2	Proceeds on issue of ordinary shares	2	—
(104)	Decrease/(increase) in net funding balances due from joint ventures	203	(176)

(383)	Net cash used in financing activities	(7)	(381)

—	Movement in cash and cash equivalents	(1)	(1)

Condensed consolidated statement of financial position

As at 30 June 2011

			€
As at 31 December		As at 30 June
2010 € m		2011 €m	2010 €m
	Non-current assets
1,198	Investments in joint ventures	1,161	1,038
	Current assets
2	Amounts due from joint ventures	1	1
3	Cash and cash equivalents	2	2

5		3	3

1,203	Total assets	1,164	1,041

	Current liabilities
11	Payables	10	11
55	Taxation	55	56

66	Total liabilities	65	67

1,137	Net assets	1,099	974

	Capital and reserves
54	Share capital issued	54	53
2,169	Paid-in surplus	2,171	2,168
(433)	Shares held in treasury (including in joint ventures)	(423)	(416)
(51)	Translation reserve	(135)	(2)
(602)	Other reserves	(568)	(829)

1,137	Total equity	1,099	974

Approved by the Combined Board of Directors, 27 July 2011.

Reed Elsevier 2011 Interim Results     35

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of changes in equity

For the six months ended 30 June 2011

						€
	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the period	—	—	—	(79)	236	157
Equity dividends paid	—	—	—	—	(212)	(212)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	11	11
Equalisation adjustments	—	—	—	—	4	4
Exchange translation differences	—	—	5	(5)	—	—

Balance at 30 June 2011	54	2,171	(423)	(135)	(568)	1,099

Balance at 1 January 2010	53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the period	—	—	—	164	46	210
Equity dividends paid	—	—	—	—	(205)	(205)
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	(3)	(3)
Equalisation adjustments	—	—	—	—	2	2
Exchange translation differences	—	—	13	(13)	—	—

Balance at 30 June 2010	53	2,168	(416)	(2)	(829)	974

Balance at 1 January 2010	53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the year	—	—	—	98	349	447
Equity dividends paid	—	—	—	—	(281)	(281)
Issue of ordinary shares, net of expenses	1	1	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	(4)	(4)
Equalisation adjustments	—	—	—	—	3	3
Exchange translation differences	—	—	(4)	4	—	—

Balance at 31 December 2010	54	2,169	(433)	(51)	(602)	1,137

Reed Elsevier 2011 Interim Results     36

Reed Elsevier NV

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

The summary financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 172 and 173 of the Reed Elsevier Annual Reports and Financial Statements 2010.

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2011.

The interim figures for the six months ended 30 June 2011 and the comparative amounts to 30 June 2010 have been reviewed by the auditors but are unaudited. The summary financial information for the year ended 31 December 2010 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2010, which received an unqualified audit report.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

						€
Year ended 31 December			Six months ended 30 June
Profit attributable to ordinary shareholders	Basic earnings per share		Profit attributable to ordinary shareholders		Basic earnings per share
2010 € m	2010 €		2011 € m	2010 €m	2011 €	2010 €
376	€0.51	Reported figures	217	182	€0.30	€0.25
199	€0.27	Share of adjustments in joint ventures	74	95	€0.10	€0.13

575	€0.78	Adjusted figures	291	277	€0.40	€0.38

3	Dividends

During the six months ended 30 June 2011, the 2010 final dividend of €0.303 per ordinary share was paid at a cost of €212m (2010: 2009 final dividend €0.293 per ordinary share; €205m). On 27 July 2011 an interim dividend of €0.110 per ordinary share (2010: 2010 interim dividend €0.109 per ordinary share) was declared by the directors of Reed Elsevier NV. The 2011 interim dividend will be paid on the ordinary shares on 26 August 2011, with ex-dividend and record dates of 3 August 2011 and 5 August 2011 respectively. The cost of this dividend of €77m (2010 interim: €76m) will be recognised when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Reed Elsevier 2011 Interim Results     37

Reed Elsevier NV

Summary financial information

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2010				2011	2010
Shares in issue net of treasury shares millions		Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
	Number of ordinary shares
691.5	At start of period	723.9	(31.7)	692.2	691.5
0.2	Issue of ordinary shares	0.2	—	0.2	—
0.5	Net release of shares by employee benefit trust	—	0.4	0.4	0.4

692.2	At end of period	724.1	(31.3)	692.8	691.9

734.5	Average number of equivalent ordinary shares during the period			735.1	734.4

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,343m at 30 June 2011 (31 December 2010: €4,591m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended 30 June 2011.

Reed Elsevier 2011 Interim Results     38

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.

Combined income statement

			$
Year ended 31 December		Six months ended 30 June
2010 US$m		2011 US$m	2010 US$m
9,385	Revenue	4,704	4,578
1,690	Operating profit	938	831
1,190	Profit before tax	771	630
995	Net profit attributable to parent companies’ shareholders	611	483

2,410	Adjusted operating profit	1,254	1,160
1,524	Adjusted net profit attributable to parent companies’ shareholders	820	737

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$1.69	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.02	$0.81
$1.35	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.85	$0.67
	Adjusted earnings per American Depositary Share (ADS)
$2.69	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.45	$1.30
$2.07	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.13	$1.01

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Combined statement of cash flows

			$

Year ended 31 December		Six months ended 30 June
2010 US$m		2011 US$m	2010 US$m
2,097	Net cash from operating activities	933	1,204
(510)	Net cash used in investing activities	(386)	(220)
(1,587)	Net cash used in financing activities	(552)	(961)

—	(Decrease)/increase in cash and cash equivalents	(5)	23

2,354	Adjusted operating cash flow	1,121	1,137

Reed Elsevier 2011 Interim Results     39

Additional information for

US investors

Combined statement of financial position

			$
As at 31 December		As at 30 June
2010		2011	2010
US$m		US$m	US$m
13,383	Non-current assets	13,613	13,466
4,023	Current assets	3,822	3,408
—	Assets held for sale	—	4

17,406	Total assets	17,435	16,878

6,079	Current liabilities	6,500	5,446
8,254	Non-current liabilities	7,697	9,000

14,333	Total liabilities	14,197	14,446

3,073	Net assets	3,238	2,432

Reed Elsevier 2011 Interim Results     40

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed consolidated parent company financial information, which have been prepared in accordance with IAS34 – Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the combined businesses and respective parent company groups, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2010 with the exception of Lord Sharman, who retired from the Reed Elsevier PLC Board and Reed Elsevier NV Supervisory Board in April 2011 and Adrian Hennah who was appointed to the Reed Elsevier PLC Board and Reed Elsevier NV Supervisory Board in April 2011.

By order of the Board of Reed Elsevier PLC	By order of the Combined Board of Reed Elsevier NV
27 July 2011	27 July 2011

A J Habgood	M H Armour	A J Habgood	M H Armour
Chairman	Chief Financial Officer	Chairman of the Supervisory	Chief Financial Officer
Board and the Combined
Board

Reed Elsevier 2011 Interim Results     41

Independent review report

to Reed Elsevier PLC and Reed Elsevier NV

Introduction

We have been engaged by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2011 which comprises the condensed combined income statement, condensed combined statement of comprehensive income, condensed combined statement of cash flows, condensed combined statement of financial position, condensed combined statement of changes in equity and related notes 1 to 8.

We have also reviewed the financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2011 which comprise, respectively, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related notes 1 to 5. We have read the other information contained in the Reed Elsevier Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with International Standard on Review Engagements 2410: “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Our work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Reed Elsevier Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch law. The annual financial statements of Reed Elsevier PLC and Reed Elsevier NV are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410: “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch law.

Deloitte LLP	Deloitte Accountants BV
Chartered Accountants and Statutory Auditors	A. Sandler
London	Amsterdam
United Kingdom	The Netherlands
27 July 2011	27 July 2011

Reed Elsevier 2011 Interim Results     42

Investor information

Financial calendar

2011
28 July	PLC	Interim results announcement for the six months to 30 June 2011
NV

3 August	PLC	Ex-dividend date – 2011 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary
	NV	shares and ADRs

5 August	PLC	Record date – 2011 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
	NV	and ADRs

26 August	PLC	Payment date – 2011 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV

2 September	PLC	Payment date – 2011 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV

17 November	PLC	Interim management statement issued in relation to the 2011 financial year
NV

2012
16 February	PLC	Results announcement for the year to 31 December 2011
NV

24 April	PLC	Interim management statement issued in relation to the 2012 financial year
NV

26 July	PLC	Interim results announcement for the six months to 30 June 2012
NV

Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) – CUSIP No. 758205207	American Depositary Shares (ENL) – CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier 2011 Interim Results     43

Investor Information

Contacts

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Tel: +44 (0)20 7930 7077	Tel: +31 (0)20 485 2222
Fax: +44 (0)20 7166 5799	Fax: +31 (0)20 485 2032

Auditors
Deloitte LLP	Deloitte Accountants B.V.
2 New Street Square	Orlyplein 50
London EC4A 3BZ	1043 DP Amsterdam
United Kingdom	The Netherlands

Registrar Equiniti Limited	Listing/paying agent Royal Bank of Scotland N.V.	Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
Aspect House	Gustav Mahlerlaan 10	BNY Mellon Shareowner Services
Spencer Road	1082 PP Amsterdam	480 Washington Blvd 27th Floor
Lancing	The Netherlands	Jersey City, NJ 07310
West Sussex		USA
BN99 6DA		www.adrbny.com
United Kingdom		email: https://vault.bnymellon.com
www.shareview.co.uk		Tel: +1 888 269 2377
Tel: 0871 384 2960 (calls charged at 8p per minute from a BT landline, other telephony providers’ costs may vary)		+1 201 680 6825 (outside the US)
Tel: +44 121 415 7047 (non-UK callers)

For further investor information visit:
www.reedelsevier.com
This announcement is available on the Reed Elsevier website. Copies are available to the public from the registered offices of the respective companies shown above.